UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

AZUL S.A.

Publicly-held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade (NIRE): 35.300.361.130

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 19, 2017

Date, time and place: June 19, 2017, at 2:00 p.m., at the headquarters of Azul S.A. (“Company”), located at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Bairro de Tamboré, CEP 06460-040, in the city of Barueri, State of São Paulo.

Call Notice and Attendance: Call notice was given to all members of the Board of Directors on June 14, 2017. The majority of the members of the Board of Directors attended the meeting via conference call, pursuant to Article 17, paragraph 1 of the Company’s Bylaws.

Board: Chairman: David Neeleman; Secretary: Joanna Camet Portella.

Agenda: To pass a resolution on: (A) the resignation submitted by Mr. Decio Luiz Chieppe from the position of member of the Audit Committee, pursuant to a resignation letter sent to the Board of Directors on June 13, 2017; (B) the repurchase plan of up to seven hundred thousand (700,000) preferred shares issued by the Company, to be held in treasury, to meet a portion of the obligations under the Restricted Share Units Plan, approved by the Extraordinary Shareholders’ Meeting of the Company held on June 30, 2014, and under any other long term incentive plans of the Company approved by Shareholders’ Meetings; and (C) the Management’s Proposal to be submitted to the Shareholders’ Meeting, detailing the share repurchase plan; as well as to pass a resolution on the calling of a Shareholders’ Meeting to approve the matters included in the Management’s Proposal.

Unanimous Resolutions: The meeting was installed and after the discussion of the matters of the agenda, the members of the Board of Directors attending the meeting unanimously approved, without restrictions:

(A) the resignation submitted by Mr. Decio Luz Chieppe from the position of member of the Audit Committee, pursuant to a resignation letter sent to the Board of Directors on June 13, 2017 and filed at the Company’s headquarters;

(B) the repurchase plan of up to seven hundred thousand (700,000) preferred shares issued by the Company to be held in treasury and subsequently used to meet a portion of the Company’s obligations under the Restricted Share Units Plan, approved by the Extraordinary Shareholders’ Meeting of the Company held on June 30, 2014, and under any other long term incentive plans of the Company approved by Shareholders’ Meetings;

(C) considering the resolution included in Item (B) above, the Board of Directors approved the Management’s Proposal of the Company to be submitted to the Shareholders’ Meeting, detailing the share repurchase plan.

Drafting and reading of the minutes: With nothing further to discuss, the discussion was closed and the meeting was adjourned for the time required to draft these minutes. Once the meeting was resumed, these minutes were read, approved, and signed by all members in attendance. (ss) Board: David Neeleman – Chairman; and Joanna Camet Portella – Secretary. Members of the Board of Directors: David Gary Neeleman, Henri Courpron, Sergio Eraldo de Salles Pinto, Michael Paul Lazarus, Carolyn Luther Trabuco, Gelson Pizzirani, Decio Luiz Chieppe, Renan Chieppe, José Mario Caprioli dos Santos, Neng Li, Haoming Xie, and Stewart Gordon Smith.

This is a true copy of the original minutes drawn up in the minutes book.

Barueri, June 19, 2017.

David Gary Neeleman Chairman	Joanna Camet Portella Secretary

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 26, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer